Exhibit 99.1

DryShips Announces Special Meeting of Shareholders in Connection with Proposed Transaction

ATHENS, Greece, September 9, 2019 -- DryShips Inc. (the “Company”) (NASDAQ: DRYS), a diversified owner and operator of ocean going cargo vessels, today announced that it has called a special meeting of the Company’s shareholders (the “Special Meeting”) to be held on October 9, 2019, at 4 p.m., local time, at 80 Kifissias Avenue, GR 151 25, Marousi, Athens, Greece. At the Special Meeting, shareholders will be asked to consider and vote on a proposal to authorize and approve the previously announced Agreement and Plan of Merger, entered into on August 18, 2019 (the “Merger Agreement”), by and among the Company, SPII Holdings Inc. (“SPII”), a company that may be deemed to be beneficially owned by the Company’s Chairman and Chief Executive Officer, Mr. George Economou, and Sileo Acquisitions Inc., a wholly owned subsidiary of SPII (“Merger Sub”), pursuant to which SPII will acquire the outstanding shares of common stock, $0.01 par value, of the Company that it does not already own for $5.25 per share in cash, without interest.

The $5.25 per share purchase price represents an approximate 66% premium to the $3.16 closing market price of the shares on June 12, 2019, the last trading day prior to the Company’s announcement of SPII’s initial offer to acquire 100% ownership of the Company. It also represents a premium of approximately 37% to the $3.83 closing price of the shares on August 16, 2019, the last trading day before the Company’s announcement of the merger agreement and an increase of approximately 31% over SPII’s originally proposed purchase price of $4.00 per share.

Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company, with the Company continuing as the surviving corporation after the merger and a wholly owned subsidiary of SPII (the “Merger”). If consummated, the Merger would result in the Company becoming a privately held company and its shares would no longer be listed on the Nasdaq Capital Market. The Company’s Board of Directors, acting upon the unanimous recommendation of a special committee of the Company’s Board of Directors composed solely of independent directors (the “Special Committee”), recommends that the Company’s shareholders vote “FOR” the proposal to authorize and approve the Merger Agreement, as described in more detail in the Proxy Materials (as defined below).

Only shareholders of record as of the close of business on August 30, 2019, which has been fixed as the record date for the Special Meeting, will be entitled to vote at the Special Meeting. Additional information regarding the Special Meeting and the Merger Agreement can be found in the transaction statement on Schedule 13E-3, including a proxy statement attached thereto (the “Proxy Materials”), filed with the Securities and Exchange Commission (the “SEC”), which can be obtained from the SEC’s website at www.sec.gov. The Proxy Materials will also be available on the Investor Relations section of the Company’s website at www.dryships.com and will be mailed to the Company’s shareholders on or about September 9, 2019. INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE PROXY MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

Shareholders who need assistance in completing the proxy card, need additional copies of the Proxy Materials, or have questions regarding the Special Meeting may contact the Company’s proxy solicitation agent, Okapi Partners LLC, toll-free at 1-877-274-8654 or +1-212-297-0720 outside the United States.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

Advisors

Evercore is acting as financial advisor and Fried, Frank, Harris, Shriver & Jacobson LLP is acting as legal counsel to the Special Committee. Seward & Kissel LLP is acting as legal counsel to the Company. Orrick, Herrington & Sutcliffe LLP is acting as legal counsel to SPII.

About DryShips Inc.

DryShips Inc. is a diversified owner and operator of ocean going cargo vessels that operate worldwide through three segments: drybulk, offshore support and tanker. As of September 9, 2019, DryShips Inc. operates a fleet of 32 vessels consisting of (i) 9 Newcastlemax drybulk vessels; (ii) 5 Kamsarmax drybulk vessels; (iii) 6 Panamax drybulk vessels; (iv) 1 Very Large Crude Carrier; (v) 2 Suezmax tankers; (vi) 3 Aframax tankers; and (vii) 6 Offshore Support Vessels, including 2 Platform Supply and 4 Oil Spill Recovery Vessels. In addition, the Company owns 100% of Heidmar, a leading commercial tanker pool operator.

For more information about DryShips Inc., please visit www.dryships.com.

For more information about Heidmar, please visit www.heidmar.com.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with such safe harbor legislation. Forward-looking statements reflect the Company’s current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in the Company’s records and other data available from third parties. Although the Company believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the Company’s control, the Company cannot assure you that it will achieve or accomplish these expectations, beliefs or projections. Important factors that, in the Company’s view, could cause actual results to differ materially from those discussed in the forward-looking statements include the conditions to the completion of the Merger, including the authorization and approval of the Merger Agreement by the Company’s shareholders, not being satisfied, the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, the strength of world economies and currencies, general market conditions, including changes in charter rates, utilization of vessels and vessel values, failure of a seller or shipyard to deliver one or more vessels, failure of a buyer to accept delivery of a vessel, the Company’s inability to procure acquisition financing, default by one or more charterers of the Company’s ships, changes in demand for drybulk, oil or natural gas commodities, changes in demand that may affect attitudes of time charterers, scheduled and unscheduled drydockings, changes in the Company’s voyage and operating expenses, including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations, changes in the Company’s relationships with the lenders under its debt agreements, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents, international hostilities and political events or acts by terrorists. Additionally, actual results may differ materially from those expressed or implied in these statements as a result of significant risks and uncertainties, including, but not limited to the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the inability to obtain the requisite shareholder approval for the proposed transaction or the failure to satisfy other conditions to completion of the proposed transaction, risks that the proposed transaction disrupts current plans and operations, the ability to recognize the benefits of the transaction, and the amount of the costs, fees, and expenses and charges related to the transaction. Risks and uncertainties are further described in reports filed by DryShips with the U.S. Securities and Exchange Commission, including the Company’s most recently filed Annual Report on Form 20-F and the Proxy Materials. The statements in this news release speak only as of the date of this release and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Investor Relations / Media

Nicolas Bornozis

Capital Link, Inc. (New York)

Tel. 212-661-7566

E-mail: dryships@capitallink.com